

April 27, 2010

Ms. Patricia Cohen
Chief Executive Officer
Blue Earth Solutions, Inc.
13511 Granville Ave.
Clermont, FL 34711

> **Re:** **Blue Earth Solutions, Inc.**
> **Form 8-K**
> **Filed April 21, 2010**
> **File No. 333-140438**

Dear Ms. Cohen:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter."]

Form 8-K Filed April 21, 2010

1. We note your Item 4.01 Form 8-K/A filed on September 14, 2009 indicates that you had engaged Seale & Beers, CPAs as your independent auditor. Your most recent Item 4.01 Form 8-K filed on April 21, 2010 indicates that you engaged Cross, Fernandez & Riley, LLP as your independent auditor on December 23, 2009. We are unable to locate an Item 4.01 Form 8-K indicating Seale & Beers, CPA's had resigned or been dismissed and that Cross, Fernandez & Riley, LLP had been engaged. Please explain why you have not filed the requisite Item 4.01 Form 8-K for these changes in auditors.

2. Please file an Item 4.01 Form 8-K to address the change in auditors noted above including the required letter from Seale & Beers, CPA's stating whether or not they agree with your statements regarding the change in auditors.

3. We note your Item 4.01 Form 8-K filed on September 14, 2009 indicated that you were intending to have your Form 10-K for the year ended March 31, 2008 re-audited and your Form 10-Q for the quarter ended June 30, 2009 re-reviewed. Please explain why you have not filed an amended Form 10-K to address this matter.

4. Please tell us which of your independent auditors, performed the review of your Form 10-Qs for the periods ended June 30, 2009, September 30, 2009 and December 31, 2009.

Exhibit 16 to Form 8-K Filed April 21, 2010

5. Please explain why your independent auditors have addressed their letter to "Natural Blue Resources, Inc." rather than Blue Earth Resources, Inc. Please have Cross, Fernandez & Riley, LLP furnish you with a letter addressed to the company and file an amended Form 8-K to include the revised letter.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding these comments and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief